As confidentially submitted on December 8, 2025 to the U.S. Securities and Exchange Commission.

This draft registration statement has not been filed publicly with the U.S. Securities and Exchange
Commission and all information contained herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

GREENLAND TECHNOLOGIES HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

British Virgin Islands	3537	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

50 Millstone Road, Building 400 Suite 130

East Windsor, NJ 08512

United States

 1 (888) 827-4832

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Raymond Wang, Chief Executive Officer

50 Millstone Road, Building 400 Suite 130

East Windsor, NJ 08512

United States

1 (888) 827-4832

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue 19th Floor New York, NY 10022 212-530-2206	Ross Carmel, Esq. Jeff Cahlon, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas New York, NY 10036 212-930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated [*], 2025

Preliminary Prospectus

GREENLAND TECHNOLOGIES HOLDING CORPORATION

[*] Ordinary Units, with each Ordinary Unit consisting of one Ordinary Share and two Common Warrants, each exercisable to purchase one Ordinary Share

[*] Pre-Funded Units, with each Pre-Funded Unit consisting of one Pre-Funded Warrant to purchase one Ordinary Share, and two Common Warrants, each exercisable to purchase one Ordinary Share

[*] Ordinary Shares included in the Units

[*] Pre-Funded Warrants included in the Pre-Funded Units

Up to [*] Ordinary Shares Underlying the Pre-Funded Warrants

Up to [*] Ordinary Shares Underlying the Common Warrants

We are offering on a firm commitment basis [*] ordinary units (each, an “Ordinary Unit,” and, collectively, the “Ordinary Units”), with each Ordinary Unit consisting of (i) one ordinary share, no par value per share (each, an “Ordinary Share,” and, collectively, the “Ordinary Shares”), and (ii) two common warrants, each exercisable for one Ordinary Share (each, a “Common Warrant,” and, collectively, the “Common Warrants”). We have assumed a public offering price of $                per Ordinary Unit, which represents the last reported sale price of our Ordinary Shares as reported on the Nasdaq Capital Market, or Nasdaq, on               , 2025. The final public offering price will be determined through negotiation between us and the underwriters in the offering and the assumed public offering price used throughout this prospectus may not be indicative of the actual public offering price.

We are also offering the opportunity to purchase, if the purchaser so chooses and in lieu of Ordinary Units, [*] pre-funded units (each, a “Pre-Funded Unit,” and, collectively, the “Pre-Funded Units;” together with the Ordinary Units, the “Units”) to purchasers whose purchase of Ordinary Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Ordinary Shares immediately following the consummation of this offering. Each Pre-Funded Unit consists of (i) one pre-funded warrant to purchase one Ordinary Share (each, a “Pre-Funded Warrant,” and, collectively, the “Pre-Funded Warrants”; and together with the Common Warrants, the “Warrants”), and (ii) two Common Warrants. The purchase price of each Pre-Funded Unit will equal the price per Ordinary Unit, minus $[*], and the exercise price of each Pre-Funded Warrant will be $[*] per share. The Pre-Funded Warrants offered hereby will be immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit that we sell, the number of Ordinary Units that we are offering will be decreased on a one-for-one basis.

The Common Warrants will have a three-year term, will be immediately exercisable after issuance and have an initial exercise price of $[*] per share. The Common Warrants may also be exercised in whole or in part by means of a “zero price exercise,” in which the holder will be entitled to receive such number of Ordinary Shares equal to the number of Ordinary Shares that would be issuable upon exercise if such exercise were by means of a cash exercise rather than a zero price cashless exercise. As a result, holders of the Common Warrants may be issued a maximum of [*] Ordinary Shares upon the exercise of the Common Warrants by means of the “zero price exercise.”

As a result of the zero exercise price option, we do not expect to receive any cash proceeds from the exercise of the Common Warrants, because it is highly unlikely that holders of the Common Warrants would wish to pay an exercise price to receive one Ordinary Share when they could choose the zero price exercise option and pay no additional consideration to receive the share.

We are also registering all of the Ordinary Shares issuable upon exercise of the Warrants included in the Units offered hereby. See “Description of Securities We Are Offering — Units” in this prospectus for more information.

The Units do not have stand-alone rights and will not be certificated or issued as stand-alone securities. The Ordinary Shares (or, if applicable, the Pre-Funded Warrants) and the Common Warrants included in the Units are immediately separable and will be issued separately in this offering.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GTEC.” The last reported sale price of our Ordinary Shares on Nasdaq on               , 2025 was $               per share.

There is no established trading market for the Units or the Warrants, and we do not expect an active trading market to develop. We do not intend to list the Units or the Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of such securities will be limited.

We are a holding company incorporated in the British Virgin Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through our United States (“U.S.”) subsidiary and our Peoples Republic of China (the “PRC” or “China”) subsidiaries (collectively, the “Operating Subsidiaries”). We hold equity interests in our subsidiaries and do not currently use a variable interest entity (“VIE”) structure. Investors in our ordinary shares are purchasing equity interest in a British Virgin Islands holding company. As used in this prospectus, “we,” “us,” “our company,” or “our” refers to Greenland Technologies Holding Corporation, and when describing the consolidated financial results of Greenland Technologies Holding Corporation and its subsidiaries, also includes its subsidiaries.

We and our PRC subsidiaries are subject to certain legal and operational risks associated with having operations based in China. PRC laws and regulations governing our PRC subsidiaries’ current business operations are sometimes vague and uncertain, and, as a result, these risks may result in material changes in the operations of our PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. In addition, we and our PRC subsidiaries are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including, but not limited to, those imposing limitations on foreign ownership in the industry our PRC subsidiaries operate. We and our PRC subsidiaries are also subject to the risks and uncertainties about any future actions of the PRC government. If any future actions of the PRC government result in a material change in our PRC subsidiaries’ operations, the value of our ordinary shares may depreciate significantly or become worthless. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us and our PRC subsidiaries” on page 24 of November 2025 Quarterly Report.

The Ordinary Shares offered in this prospectus are shares of our British Virgin Islands holding company, which has no operations of its own and conducts all of its operations through the Operating Subsidiaries, including subsidiaries in China, namely, Zhejiang Zhongchai Machinery Co. Ltd. (“Zhejiang Zhongchai”), an operating company formed under the laws of the PRC in 2005, Hangzhou Greenland Energy Technologies Co., Ltd. (“Hangzhou Greenland”), an operating company formed under the laws of the PRC in 2019, and Hengyu Capital Limited, a company formed in the Special Administrative Region of Hong Kong (“Hong Kong”) on August 16, 2022 (“Hengyu Capital”). Investors in our Ordinary Shares should be aware that they will not directly hold equity interests in the PRC subsidiaries, but rather are purchasing equity solely in Greenland Technologies Holding Corporation, a British Virgin Islands holding company, which indirectly holds equity interests in such PRC subsidiaries. For a description of our corporate structure, see “Prospectus Summary — Corporate Structure” beginning on page 2.

In addition, as a majority of our operations are conducted through the PRC subsidiaries in China, we and our PRC subsidiaries are subject to legal and operational risks associated with being based in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations, which risks could result in a material change in the PRC subsidiaries’ operations and/or cause the value of our Ordinary Shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding anti-monopoly enforcement. Neither we nor the PRC subsidiaries have implemented any monopolistic behavior, and the PRC subsidiaries’ business does not implicate cybersecurity, because the PRC subsidiaries currently engage in the manufacture and sale of transmission products and neither we nor the PRC subsidiaries possess the personal information of over one million users, nor are we or the PRC subsidiaries involved in any type of restricted industries. On September 8, 2006, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) which was jointly adopted by six PRC regulatory agencies came into effect. The M&A Rules include, among other things, provisions that purport to require that offshore special purpose vehicles (each, an “SPV”) that are controlled by PRC entities or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC entities or individuals, obtain the approval of the China Securities Regulatory Commission (the “CSRC”) prior to the listing and trading of any such SPV’s securities on an overseas stock exchange. Since the Company is neither controlled by PRC entities or individuals, nor formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC entities or individuals, we believe, as advised by our PRC counsel, Zhejiang T&C Law Firm, that the Company is not an SPV, and, therefore, the M&A Rules do not apply to us, and we do not need to obtain the approval from the CSRC under the M&A Rules. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore SPVs. Furthermore, on March 31, 2023, the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”) issued by the CSRC came into force. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Administrative Measures. This includes subsequent securities offerings of the company in the same overseas market where it has previously offered and listed securities, which requires a company, such as ours, to file with the CSRC within three working days after the subsequent securities offering is completed. On the same day, the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”) promulgated by the CSRC became effective. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall not leak any state secret or working secret of government agencies, or harm national security and public interests. Furthermore, a domestic company that provides accounting archives or copies of accounting archives to any entities, including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. We believe that this offering does not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the provision of accounting archives. The specific requirements of the relevant procedures are currently unclear and we cannot be certain whether we will be able to perform the relevant procedures. We believe, based on the advice of our PRC counsel, Zhejiang T&C Law Firm, that (i) as this offering is regarded as a subsequent securities offering in the same overseas market under the Trial Administrative Measures, we are required to complete the filing procedures with the CSRC in accordance with the Trial Administrative Measures with respect to this offering, and we will submit our filing application to the CSRC within three working days after the completion of this offering; (ii) neither we nor the PRC subsidiaries are subject to cybersecurity review with the Cyberspace Administration of China (the “CAC”), pursuant to the Measures for Cybersecurity Review (2021 version), which became effective on February 15, 2022, since the PRC subsidiaries currently engage in the manufacture and sale of transmission products and neither we nor the PRC subsidiaries possess personal information of over one million users; and (iii) there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the relevant government agencies will take a view that is contrary to, or otherwise different from, the conclusions stated above. If the relevant government agencies take a view that is contrary to, or otherwise different from, the foregoing conclusions, it could have a material adverse effect on the PRC subsidiaries’ business, operating results and reputation, as well as the trading price of our Ordinary Shares. See “Item 1A. Risk Factors —Uncertainties with respect to the PRC legal system could adversely affect us and our PRC subsidiaries” and “Item 1A. Risk Factors —We are required under PRC laws to submit filings to CSRC for our future offerings. However, we believe that we and our PRC subsidiaries are not currently required to obtain the approval and/or comply with other requirements of the CSRC, the CAC, or other PRC governmental authorities under PRC rules, regulations or policies in connection with our continued listing on Nasdaq. In the event that any such approval is required or that there are other requirements we and/or our PRC subsidiaries are obligated to comply with, we cannot predict whether or how soon we and/or our PRC subsidiaries will be able to obtain such approvals and/or comply with such requirements” in our quarterly report on Form 10-Q for the quarterly period ended September 30, 2025 (the “November 2025 Quarterly Report”), which is incorporated by reference in this prospectus.

However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the PRC subsidiaries’ daily business operations, the ability to accept foreign investments and list on an U.S. exchange. Moreover, the Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws or regulations or implementing rules that require our Company, or any of our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. Although the Company is currently not required to obtain permission or approval from any of the PRC central or local governmental authorities, except for completing the filing procedures with the CSRC, and it has not received any denial to list on a U.S. exchange, the PRC subsidiaries’ operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered; and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to the business of the PRC subsidiaries or our industry or by intervention or interruption by PRC governmental authorities, if we or the PRC subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we or the PRC subsidiaries are required to obtain such permissions or approvals in the future, or (iv) due to any intervention or interruption by PRC governmental with little advance notice. See “Risk Factors” beginning on page 14 and “Item 1A. Risk Factors” in the November 2025 Quarterly Report for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our securities.

Moreover, the Chinese government may exert substantial influence over the manner in which the PRC subsidiaries conduct their business activities. The PRC government may also intervene or influence the PRC subsidiaries’ operations and this offering at any time, which could result in a material change in the PRC subsidiaries’ operations and our Ordinary Shares could decline in value significantly or become worthless. See “Item 1A. Risk Factors — Risk Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which our PRC subsidiaries must conduct their business activities. If the Chinese government significantly regulates the business operations of our PRC subsidiaries in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected and the value of our ordinary shares may significantly decrease” in the November 2025 Quarterly Report.

In addition, the legal and operational risks associated with operating in mainland of the People’s Republic of China (“mainland China”) may also apply to the activities of Greenland’s Hong Kong subsidiaries. Zhongchai Holding (Hong Kong) Limited (“Zhongchai Holding”) and Hengyu Capital, as of the date of this prospectus, have yet to commence any business operations, and are expected to be limited to operating as investment holding companies in the future without any substantive or data-related operations in Hong Kong. However, such operations may be affected if Hong Kong adopts rules, regulations or policy guidance with respect to currency exchange control. Furthermore, as of the date of this prospectus, we do not expect that any regulatory actions related to data security or anti-monopoly concerns in Hong Kong will impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange, because we have never had and do not plan to have any material operations in Hong Kong. See “Item 1A. Risk Factors — Risks Related to Doing Business in China” in the November 2025 Quarterly Report.

Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power, under the principle of “one country, two systems,” and the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy of Hong Kong). While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law do not apply to our Hong Kong subsidiaries, Zhongchai Holding and Hengyu Capital. However, there is no assurance that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, will not be applicable to our Hong Kong subsidiaries due to changes in the current political arrangements between mainland China and Hong Kong or other unforeseeable reasons. The application of such laws and regulations may have a material adverse impact on our Hong Kong subsidiaries, as relevant authorities may impose fines and penalties upon them, delay or restrict the repatriation of the proceeds from this offering into mainland China and Hong Kong, and any failure by us to fully comply with any such new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or in extreme cases, become worthless.

Furthermore, as more stringent criteria have been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the PCAOB is unable to inspect our auditors for two consecutive years. As a result, an exchange may determine to delist our securities. Pursuant to the HFCA Act, if the PCAOB is unable to inspect an issuer’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a determination report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On June 22, 2021, United States Senate passed the Accelerating Holding Foreign Companies Accountable Act. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by former President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years, as was formerly required under the HFCA Act before such amendment, to two consecutive years. According to the Consolidated Appropriations Act, any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCA Act applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. As of the date of this prospectus, our auditor, Enrome LLP, is not on the list published by the PCAOB subject to the determinations as to inability to inspect or investigate completely, as announced by the PCAOB on December 16, 2021, and it is based in Singapore and is registered with the PCAOB and subject to PCAOB inspection. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of our auditor, to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), which sets out specific arrangements on conducting inspections and investigations over relevant audit firms within the jurisdiction of the PRC and the U.S., including the audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — Our ordinary shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our ordinary shares, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections” in the November 2025 Quarterly Report.

We have never declared or paid any cash dividends on our share capital. We intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As such, we do not expect to pay any cash dividends in the foreseeable future. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. However, none of our PRC subsidiaries has made any dividends or distributions to our holding company or any U.S. investors as of the date of this prospectus. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business” on page 31 of the November 2025 Quarterly Report.

In addition, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 32 of the November 2025 Quarterly Report.

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, which in case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Any classification as such will likely result in unfavorable tax consequences to us and our non-PRC shareholders” on page 30 of the November 2025 Quarterly Report.

Under Delaware law, each of our Delaware subsidiaries may issue dividends to the Company only if its total assets exceed its total liabilities plus the par value of its issued stock, or if it has net profits for the current or prior fiscal year. Any such dividend must also comply with such subsidiary’s articles of incorporation and bylaws.

We have adopted written cash management policies and procedures that dictate how funds are transferred within our organization. According to such policies and procedures, each subsidiary of the Company may initiate a cash transfer request by timely filling out a fund application form, which shall be signed by the financial principal and the principal of the subsidiary and then submitted to the financial department of the Company for approval. After a cash transfer request is approved by the financial department, the relevant subsidiary may proceed to initiate such transfer. Our Company distributed cash as loans to our subsidiaries. Several cash transfers have been made between our Company and our subsidiaries. As of September 30, 2025, the Company provided an intercompany loan of $3,429,574 to Zhongchai Holding.

You should read this prospectus, together with additional information described under the headings “Information Incorporated by Reference” and “Where You Can Find Additional Information,” carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 14 of this prospectus and “Item 1A. Risk Factors” in the November 2025 Quarterly Report for a discussion of risks that should be considered in connection with an investment in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Ordinary Unit	Per Pre-Funded Unit	Total
Public offering price	$	$	$
Underwriting discount (4.0%)(1)	$	$	$
Proceeds to us, before expenses	$	$	$

(1)	Does not include a non-accountable expense allowance equal to 1% of the public offering price. See “Underwriting” for a description of compensation payable to the underwriters.

The underwriters expect to deliver our securities to purchasers in this offering on or about [*], 2026.

Joseph Stone Capital, LLC

The date of this prospectus is      , 2026

i

ABOUT THIS PROSPECTUS

The registration statement of which this prospectus forms a part includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find Additional Information” and “Information Incorporated by Reference” before making your investment decision. You should rely only on the information provided in or incorporated by reference in this prospectus, in any prospectus supplement or in a related free writing prospectus, or documents to which we otherwise refer you. In addition, this prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information.

This prospectus includes important information about us, the securities being offered and other information you should know before investing in our securities. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus, even though this prospectus is delivered or securities are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus in making your investment decision. All of the summaries in this prospectus are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find Additional Information.”

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus or incorporated by reference in this prospectus or contained in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

Unless otherwise indicated, information contained in this prospectus or incorporated by reference in this prospectus concerning our industry, including our general expectations and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily uncertain due to a variety of factors, including those described in “Risk Factors” beginning on page 14 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

ii

This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We and the underwriters are not making an offer to sell these securities in any state or jurisdiction where the offer or sale is not permitted.

Industry and Market Data

This prospectus and the documents incorporated by reference contain estimates, projections and other information concerning our industry, our business, and the markets for our products. We obtained the industry, market and similar data set forth in this prospectus from our internal estimates and research and from academic and industry research, publications, surveys, and studies conducted by third parties. While we believe that these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data and we do not make any representation as to the accuracy of the information. The content of the above sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information.

Note Regarding Trademarks

Unless the context otherwise requires, references in this prospectus to “Greenland,” the “Company,” “we,” “us” and “our” refer to Greenland Technologies Holding Corporation. Our logo and all product names are our common law trademarks. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies, products or services.

iii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus or incorporated by reference into this prospectus from our filings with the SEC. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus and the information incorporated by reference herein carefully before making an investment in our securities. You should carefully consider, among other things, our financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in, or incorporated by reference into, this prospectus.

Business Overview

Greenland Technologies Holding Corporation (the “Company” or “Greenland”) designs, develops, manufactures and sells components and products for the global material handling industries.

Through its subsidiaries in the PRC, Greenland offers transmission products, which are key components for forklift trucks used in manufacturing and logistic applications, such as factories, workshops, warehouses, fulfilment centers, shipyards, and seaports. Forklifts play an important role in the logistic systems of many companies across different industries in China and globally. Generally, industries with the largest demand for forklifts include the transportation, warehousing logistics, electrical machinery, and automobile industries.

Greenland’s transmission products are used in 1-ton to 18-tons forklift trucks, some with mechanical shift and some with automatic shift. Greenland sells these transmission products directly to forklift-truck manufacturers. In the nine months ended September 30, 2025 and 2024, Greenland sold an aggregate of 123,856 and 114,075 sets of transmission products, respectively, to more than 100 forklift manufacturers in the PRC. In the fiscal years ended December 31, 2024 and 2023, Greenland sold an aggregate of 149,597 and 149,543 sets of transmission products, respectively, to more than 100 forklift manufacturers in the PRC.

In January 2020, Greenland formed HEVI Corp. (“HEVI”) to focus on the production and sale of electric industrial vehicles to meet the increasing demand for electric industrial vehicles and machinery powered by sustainable energy to reduce air pollution and lower carbon emissions. HEVI is a wholly owned subsidiary of Greenland incorporated under the laws of the State of Delaware. HEVI’s electric industrial vehicle products currently include GEF-series electric forklifts, a series of lithium powered forklifts with three models ranging in size from 1.8 tons to 3.5 tons, GEL-1800, a 1.8-ton rated load lithium powered electric wheeled front loader, GEX-8000, an all-electric 8.0 ton rated load lithium powered wheeled excavator, and GEL-5000, an all-electric 5.0 ton rated load lithium wheeled front loader. In addition, in April 2023, HEVI introduced a line of mobile DC battery chargers that support DC powered EV applications in the North America market. These products are available for purchase in the U.S. market. In August 2022, Greenland launched a 54,000 square foot industrial electric vehicle assembly site in Baltimore, Maryland to support local services, assembly and distribution of its electric industrial heavy equipment products line. In July 2024, HEVI announced a partnership with Lonking Holdings Limited to develop and distribute heavy electric machinery and related technology specialized for the U.S. market. In August 2024, HEVI launched its H55L all-electric wheeled front-end loader, which can lift up to six tons in indoor and outdoor applications without the mess and emissions of diesel, and the H65L all-electric wheeled front-end loader, the largest lithium battery powered electric wheel loader commercially available in North America.

Greenland is the parent company of HEVI and Greenland Holding Enterprises Inc. (“Greenland Holding”), a holding company formed in the State of Delaware on August 28, 2023, which in turn acts as the holding company for Zhongchai Holding (Hong Kong) Limited, a holding company formed under the laws of Hong Kong on April 23, 2009 (“Zhongchai Holding”). Zhongchai Holding’s subsidiaries include Zhejiang Zhongchai Machinery Co. Ltd., an operating company formed under the laws of the PRC in 2005, Hangzhou Greenland Energy Technologies Co., Ltd. (“Hangzhou Greenland”), an operating company formed under the laws of the PRC in 2019, and Hengyu Capital Limited, a company formed in Hong Kong on August 16, 2022 (“Hengyu Capital”). Through Zhongchai Holding and its subsidiaries, Greenland develops and manufactures traditional transmission products for material handling machinery in the PRC.

Greenland was incorporated on December 28, 2017 as a British Virgin Islands company with limited liability. Following the Business Combination (as described and defined below) in October 2019, the Company changed its name from Greenland Acquisition Corporation to Greenland Technologies Holding Corporation.

As of the date of this prospectus, Trendway Capital Limited owns 34.56% of Greenland’s outstanding ordinary shares. Trendway Capital Limited is controlled and beneficially owned by Mr. Peter Zuguang Wang, the chairman of the board of directors of the Company.

Corporate Structure

The following diagram illustrates the current corporate structure of Greenland, including the jurisdiction of formation and ownership interest of each of its subsidiaries.

Greenland was incorporated on December 28, 2017 as a British Virgin Islands company limited by shares. Greenland is the ultimate holding company of its subsidiaries.

Greenland Holding was incorporated in the State of Delaware on August 28, 2023. Upon consummation of the share exchange between Zhongchai Holding and Greenland Holding, Greenland Holding became a wholly owned subsidiary of the Company, and holds a 100% equity interest in Zhongchai Holding. As of the date of this prospectus, Greenland Holding has no business operations and is as a holding company.

Zhongchai Holding was incorporated in Hong Kong on April 23, 2009. From April 23, 2009 to November 1, 2011, Zhongchai Holding was a subsidiary of Equicap, Inc., a Nevada corporation, with its stock quoted on the OTC Markets until July 29, 2011. As of the date of this prospectus, Zhongchai Holding has no business operations and is a holding company.

HEVI was incorporated in the state of Delaware on January 14, 2020 as a wholly owned subsidiary of Greenland. HEVI promotes sales of sustainable alternative products for the heavy industrial equipment industry, including electric industrial vehicles, in the North American market.

Zhejiang Zhongchai, an 89.47% owned subsidiary of Zhongchai Holding, was formed in the PRC on November 21, 2005 and engages in the business of designing, manufacturing, and selling transmission products mainly for forklift trucks. The remaining 10.53% of Zhejiang Zhongchai’s capital stock is owned by Xinchang County Jiuxin Investment Management Partnership (LP) (“Jiuxin”), an entity owned by Mengxing He, director and general manager of Zhejiang Zhongchai.

Hangzhou Greenland, formerly known as Hangzhou Greenland Robotic Co., Ltd. prior to November 6, 2020 (“Hangzhou Greenland”), a wholly owned subsidiary of Zhongchai Holding, was formed in the PRC on August 9, 2019 and engages in the business of research and development of electric engineering vehicles, including electric forklifts, electric loading vehicles, electric digging vehicles, and other products. Hangzhou Greenland is also committed to product supply chain integration and overseas sales.

Hengyu Capital Limited, a 62.5% owned subsidiary of Zhongchai Holding, was formed in Hong Kong on August 16, 2022. Hengyu Capital Limited does not have any business activities at this time and will be engaging in the business of investing. The remaining 37.5% of the capital stock of Hengyu Capital Limited is owned by Peter Zuguang Wang, the chairman of our board of directors.

Products

Greenland manufactures transmission systems and integrated powertrains for various industries, particularly for material handling machinery. In addition, Greenland is a provider of high tech sustainable heavy machinery including all-electric construction machinery and related charging accessories.

Transmission products for material handling machinery

Transmission Systems. For 15 years, Greenland, along with its subsidiaries, specializes in designing, developing, and manufacturing a wide range of transmission systems for material handling machinery, in particular forklift trucks. The range of the transmission systems covers machinery from one ton to 18 tons. Most transmission systems contain auto transmission features. This feature allows for easy machine operations. In addition, Greenland provides transmission system for internal combustion powered machinery as well as for electrical powered machinery. Greenland has recently experienced increasing demand for electric powered transmission systems. These transmission systems are key components for material handling machinery assembly. To meet this increasing demand, Greenland is able to provide these transmission systems to major forklift truck original equipment manufacturers (“OEMs”) as well as certain global branded manufacturers.

Integrated Powertrain. Through its PRC subsidiaries, Greenland designs and develops new and distinctive powertrains, which integrate electric motor, speed reduction gearbox, and driving axles into a combined integral module, in order to meet growing demand for advanced electric forklift trucks. This integrated powertrain will enable the OEMs to significantly shorten design cycle, improve machinery efficiency, and simplify manufacturing process. There is a new trend that OEMs would rather use an integrated powertrain than separate electric motor, speed reduction gearbox, and driving axles, particularly in electric forklift trucks. Currently, Greenland makes two tons to three and a half-tons integrated powertrains for a few electric forklift truck OEMs. Greenland is in the process of adding more integrated powertrain products for electric forklift truck OEMs with different sizes.

Electric Industrial Heavy Equipment

GEL-5000 Electric Wheel Loader

Offering all-electric clean and sustainable alternatives to traditional heavy-emission systems in the industrial heavy equipment industry, HEVI sells equipment that produce no operating emissions and reduced noise pollution while offering the strength and power for many applications. Assembled in Maryland, HEVI’s first product line includes the GEL-5000 and GEL-1800 electric wheeled front loader, the GEX-8000 electric excavator and the GEF-series of electric lithium forklifts.

GEL-5000

The GEL-5000 is a 39,683 lb. lithium powered all-electric wheeled front loader capable of supporting a 5.0-ton rated load. Its 282 kWh 620V lithium battery sourced from Contemporary Amperex Technology Co., Limited (“CATL”) produces the power to support eight hours of operation time and can be charged in as little as two hours.

GEL-1800

The GEL-1800 is a 11,464 lb. lithium powered all-electric wheeled front loader capable of supporting a 1.8-ton rated load. Its 141 kWh 620V CATL-sourced lithium battery produces the power to support nine hours of operation time and can be charged in as little as one and a half hours.

GEX-8000

The GEX-8000 is a 18,739 lb. lithium powered all-electric excavator capable of supporting an 8.0-ton rated load. Its 141 kWh 620V CATL-sourced lithium battery produces the power to support nine hours of operation time and can be charged in as little as one and a half hours.

The GEL-5000, GEL-1800 and GEX-8000 come standard with advanced systems such as an intelligent system diagnostic display, quick-hitch attachment system with a wide range of attachments and quality-of-life operation features that further add value to our customers.

H55L

The H55L is a lithium powered all-electric wheeled front loader which can lift up to six tons in indoor and outdoor applications without the mess and emissions of diesel.

H65L

The H65L is a lithium powered all-electric wheeled front loader and HEVI’s flagship loader at an operating weight of nearly 50,000 pounds.

GEF-Series Forklifts

HEVI offers the GEF-series of lithium powered electric forklifts that range in power from 1.5-ton to 3.5-ton rated load.

Charging Solutions

DCH-480-30 Mobile Direct Current (“DC”) Charger

HEVI has developed a line of DC mobile charging solutions that are designed for easy, flexible and cost-effective charging integration to support a DC-powered electric vehicle (“EV”) fleet at any powered work site. These solutions create a seamless adoption of HEVI’s electric heavy equipment or any compatible DC-powered EV into any existing fleet operation.

Recent Regulatory Developments

We are a holding company incorporated in the British Virgin Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through our U.S. subsidiary, HEVI, and our PRC subsidiaries. We hold equity interests in our subsidiaries and do not currently use a VIE structure. Investors in our ordinary shares are purchasing equity interest in a British Virgin Islands holding company. As used in this prospectus, “we,” “us,” “our company,” or “our” refers to Greenland Technologies Holding Corporation and when describing the consolidated financial results of Greenland Technologies Holding Corporation and its subsidiaries, also includes its subsidiaries.

We and our PRC subsidiaries are subject to certain legal and operational risks associated with our PRC subsidiaries’ operations in China. PRC laws and regulations governing our PRC subsidiaries’ current business operations are sometimes vague and uncertain and, as a result, these risks may result in material changes in the operations of our PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. For instance, except for fulfilling the filing procedure with the CSRC in connection with future offerings, including this offering, we believe that we and our PRC subsidiaries are currently not required to obtain any permission or approval from the CSRC and the CAC, in the PRC to offer securities to foreign investors. However, there is no guarantee that this will continue to be the case in the future in relation to a follow-on offering or the continued listing of our securities on a U.S. securities exchange, or even in the event such permission or approval is required and obtained, it will not be subsequently revoked or rescinded. In the event that such approval is required in the future and we and/or our PRC subsidiaries do not receive or maintain such approval, our ordinary shares may significantly decline in value or become worthless, and our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered.

In addition, we and our PRC subsidiaries are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, those imposing limitations on foreign ownership in the industry our PRC subsidiaries operate. We and our PRC subsidiaries are also subject to the risks and uncertainties about any future actions of the PRC government. If any future actions of the PRC government result in a material change in our PRC subsidiaries’ operations, the value of our ordinary shares may depreciate significantly or become worthless. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us and our PRC subsidiaries” on page 24 of the November 2025 Quarterly Report.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding anti-monopoly enforcement. As of the date of this prospectus, our Company and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this prospectus, we and our PRC subsidiaries have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC governmental authorities regarding the offering of our securities outside of the PRC.

On February 17, 2023, the CSRC published the Trial Administrative Measures and its accompanying guidelines and instructions, which came into effect on March 31, 2023, and applies if a domestic enterprise issues shares, depositary receipts, corporate bonds convertible into shares, or other securities of an equity nature outside of the PRC, or lists its securities for trading outside of the PRC. According to such regulations, a domestic enterprise that issues and lists its securities outside of the PRC shall comply with the filing procedures and report the relevant information to the CSRC. A domestic enterprise shall not be listed on an overseas stock exchange if any of the following circumstances exists: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Trial Administrative Measures changes the management of licensing to record management, strengthen the supervision in the aftermath, create a more transparent and predictable institutional environment, and support the standardized development of enterprises using the overseas capital market. As such, we will be required to complete filing procedures with CSRC in connection with our future offerings, including this offering, within three working days after the subsequent securities offering is completed. Additionally, we may be prohibited from continued listing if we fit into any of the five scenarios as discussed above. Furthermore, in the event that an approval from Chinese authorities is required for our future offerings or continued listing on Nasdaq, if we and/or our PRC subsidiaries do not receive or maintain required approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we and/or our PRC subsidiaries are required to obtain approval in the future, we and/or our PRC subsidiaries may be subject to an investigation by Chinese regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. In addition, since these statements and regulatory actions are newly published, and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our subsidiaries’ daily business operation, the ability to accept foreign investments and our ability to continue our listing on a U.S. exchange. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — Our PRC subsidiaries may be liable for improper use or appropriation of personal information provided by their customers and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on our business, results of operations, and our continued listing on Nasdaq” on page 27 of the November 2025 Quarterly Report.

Although we are not currently owned or controlled by a governmental entity in any foreign jurisdiction, the PRC government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership, including the steel sector where our PRC subsidiaries have been conducting their business. Any government decisions or actions to change steel production, or any decisions the government might make to cut spending, could adversely impact our PRC subsidiaries’ business and our results of operations. We believe that our PRC subsidiaries’ operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which our PRC subsidiaries operate may impose new, stricter regulations or interpretations of existing regulations with little advance notice that could require additional expenditures and efforts on our part to ensure our and our PRC subsidiaries’ compliance with such regulations or interpretations. Furthermore, the PRC government authorities may continue to strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence the operations of our PRC subsidiaries at any time, which may be beyond our control. Therefore, any such action may adversely affect the operations of our PRC subsidiaries and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities or cause the value of such securities to be completely worthless. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which our PRC subsidiaries must conduct their business activities. If the Chinese government significantly regulates the business operations of our PRC subsidiaries in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected and the value of our ordinary shares may significantly decrease” on page 25 of the November 2025 Quarterly Report.

Trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or fully investigate our auditor, and that as a result, an exchange may determine to delist our securities. The PCAOB has been able to inspect our auditor, Enrome LLP, an independent registered public accounting firm with its headquarters in Singapore. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — Our ordinary shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our ordinary shares, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections” on page 33 of the November 2025 Quarterly Report.

Trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or fully investigate our auditor, and that as a result, an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted. The PCAOB has been able to inspect our auditor, Enrome LLP, an independent registered public accounting firm with its headquarters in Singapore. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — Our ordinary shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our ordinary shares, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections” on page 33 of the November 2025 Quarterly Report.

Dividend Policy and Cash Transfers

We intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As such, we do not expect to pay any cash dividends in the foreseeable future. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. However, none of our PRC subsidiaries has made any dividends or distributions to our holding company or any U.S. investors as of the date of this prospectus. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business” on page 31 of the November 2025 Quarterly Report.

In addition, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 32 of the November 2025 Quarterly Report.

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, which in case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — Under the PRC EIT Law, we may be classified as a ‘Resident Enterprise’ of China. Any classification as such will likely result in unfavorable tax consequences to us and our non-PRC shareholders” on page 30 of the November 2025 Quarterly Report.

Under Delaware law, our Delaware subsidiary may issue dividends to the Company only if its total assets exceed its total liabilities plus the par value of its issued stock, or if it has net profits for the current or prior fiscal year. Any such dividend must also comply with the subsidiary’s certificate of incorporation and bylaws.

We have adopted written cash management policies and procedures that dictate how funds are transferred within our organization. According to such policies and procedures, each subsidiary of the Company may initiate a cash transfer request by timely filling out a fund application form, which shall be signed by the financial principal and the principal of the subsidiary and then submitted to the financial department of the Company for approval. After a cash transfer request is approved by the financial department, the relevant subsidiary may proceed to initiate such transfer. Our Company distributed cash as loans to our subsidiaries. Several cash transfers have been made between our Company and our subsidiaries. As of September 30, 2025, the Company provided an intercompany loan of $3,429,574 to Zhongchai Holding.

Corporate Information

We are a British Virgin Islands company limited by shares and our corporate headquarters are located at 50 Millstone Road, Building 400 Suite 130, East Windsor, NJ, United States 08512. Our telephone number is 1 (888) 827-4832. Our registered office in the British Virgin Islands is located at Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG 1110 British Virgin Islands. We maintain a corporate website at https://ir.gtec-tech.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Summary of Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary and in Part II, Item 1A “Risk Factors” of the November 2025 Quarterly Report, which is incorporated by reference in this prospectus. These risks include the following:

Risks related to Our Business and Industry

For more detailed discussions of the following risks, see “Item 1A. Risk Factors—Risks Related to Our Business and Industry” on pages 18 through 23 of the November 2025 Quarterly Report.

●	Our subsidiaries’ business operations are cash intensive, and our subsidiaries’ business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital (see the risk factor beginning on page 18 of the November 2025 Quarterly Report);

●	We grant relatively long payment terms for accounts receivable which can adversely affect our cash flow (see the risk factor beginning on page 18 of the November 2025 Quarterly Report);

●	Our subsidiaries face short lead-times for delivery of products to customers. Failure to meet delivery deadlines could result in the loss of customers and damage to our reputation and goodwill (see the risk factor beginning on page 18 of the November 2025 Quarterly Report);

●	Our subsidiaries face intense competition, and if we are unable to compete effectively, we may not be able to maintain profitability (see the risk factor beginning on page 18 of the November 2025 Quarterly Report);

●	Our revenues are highly dependent on a limited number of customers and the loss of any one of our subsidiaries’ major customers could materially and adversely affect our growth and revenues (see the risk factor beginning on page 19 of the November 2025 Quarterly Report);

●	As our subsidiaries expand their operations, they may need to establish a more diverse supplier network for raw materials. The failure to secure a more diverse supplier network could have an adverse effect on our financial condition (see the risk factor beginning on page 19 of the November 2025 Quarterly Report);

●	To remain competitive, our subsidiaries are introducing new lines of business, including the production and sale of electric industrial heavy equipment. If these efforts are not successful, our results of operations may be materially and adversely affected (see the risk factor beginning on page 19 of the November 2025 Quarterly Report);

●	Volatile steel prices can cause significant fluctuations in our operating results. Our revenues and operating income could decrease if steel prices increase or if our subsidiaries are unable to pass price increases on to their customers (see the risk factor beginning on page 20 of the November 2025 Quarterly Report); and

●	We are subject to various risks and uncertainties that may affect our subsidiaries’ ability to procure raw materials (see the risk factor beginning on page 20 of the November 2025 Quarterly Report).

Risks Related to Doing Business in China

For more detailed discussions of the following risks, see “Item 1A. Risk Factors—Risks Related to Doing Business in China” on pages 24 through 33 of the November 2025 Quarterly Report.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations (see the risk factor beginning on page 24 of the November 2025 Quarterly Report);

●	Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless (see the risk factor beginning on page 24 of the November 2025 Quarterly Report);

●	The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless (see the risk factor beginning on page 25 of the November 2025 Quarterly Report);

●	We are required to file with the CSRC for this offering and our future offerings, and comply with any other applicable PRC rules, policies and regulations, in connection with this offering and any future offering of our securities. Any failure to filing, or delay in filing, or failure to complying with any other applicable PRC requirements for an offering, may subject us to sanctions imposed by the relevant PRC regulatory authority. In addition, if applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future and we fail to obtain such approvals, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless (see the risk factor beginning on page 25 of the November 2025 Quarterly Report);

●	Our subsidiaries may be liable for improper use or appropriation of personal information provided by their customers and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on our business, results of operations, and our continued listing on Nasdaq (see the risk factor beginning on page 27 of the November 2025 Quarterly Report);

●	You may have difficulty enforcing judgments against us (see the risk factor beginning on page 30 of the November 2025 Quarterly Report);

●	Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders (see the risk factor beginning on page 30 of the November 2025 Quarterly Report);

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries (see the risk factor beginning on page 31 of the November 2025 Quarterly Report);

●	We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business (see the risk factor beginning on page 31 of the November 2025 Quarterly Report);

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment (see the risk factor beginning on page 32 of the November 2025 Quarterly Report);

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China (see the risk factor beginning on page 33 of the November 2025 Quarterly Report); and

●	Our ordinary shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor in the future. Any future delisting and cessation of trading of our securities, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections of our auditor in the future would deprive our investors of the benefits of such inspections (see the risk factor beginning on page 33 of the November 2025 Quarterly Report).

Risks Related to Our Ordinary Shares

For more detailed discussions of the following risks, see “Item 1A. Risk Factors—Risks Related to Our Ordinary Shares” on pages 34 through 35 of the November 2025 Quarterly Report.

●	Future sales of our Ordinary Shares, whether by us or our shareholders, could cause the price of our Ordinary Shares to decline (see the risk factor beginning on page 34 of the November 2025 Quarterly Report);

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our Ordinary Shares for return on your investment (see the risk factor beginning on page 34 of the November 2025 Quarterly Report); and

●	Techniques employed by short sellers may drive down the market price of our Ordinary Shares (see the risk factor beginning on page 35 of the November 2025 Quarterly Report).

Risks Related to this Offering

For more detailed discussions of the following risks, see “Risk Factors—Risks Related to Our Ordinary Shares” on pages 14 through 16 of this prospectus.

●	Sales of substantial amounts of our securities in the public market could depress the market price of our Ordinary Shares.

●	Our securities may experience extreme price and volume fluctuations, which could lead to costly litigation for us and make an investment in us less appealing.

●	We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

THE OFFERING

Ordinary Units to be Offered by us	[*] Ordinary Units, based on the assumed public offering price of $[*] per Ordinary Unit, which represents the last reported sale price of our Ordinary Shares as reported on Nasdaq on , 2025, with each Ordinary Unit consisting of (i) one Ordinary Share, and (ii) two Common Warrants. The Ordinary Units will not be certificated, and each of the Ordinary Shares and the Common Warrants underlying the Ordinary Units are immediately separable and will be issued separately in this offering. The Common Warrants will have a term of three years, exercise price of $[*] per share and may also be exercised in whole or in part by means of a “zero price exercise.”

Assumed Public offering price per Ordinary Unit	$[*] per Ordinary Unit, which represents the last reported sale price of our Ordinary Shares as reported on Nasdaq on , 2025

Pre-Funded Units to be Offered by us	We are also offering the opportunity to purchase, if the purchaser so chooses and in lieu of Ordinary Units, [*] Pre-Funded Units to purchasers whose purchase of Ordinary Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Ordinary Shares, with each Pre-Funded Unit consisting of (i) one Pre-Funded Warrant to purchase one Ordinary Share, and (ii) two Common Warrants. The Pre-Funded Units will not be certificated, and each of the Pre-Funded Warrants and the Common Warrants underlying the Pre-Funded Units are immediately separable and will be issued separately in this offering. The Pre-Funded Warrants will be exercisable until exercised in full and have an exercise price of $[*] per share. For each Pre-Funded Unit we sell, the number of Ordinary Units we are offering will be decreased on a one-for-one basis.

Assumed Public offering price per Pre-Funded Unit	$[*] per Pre-Funded Unit, which represents the assumed public offering price per Ordinary Unit less $[*], the per share exercise price of the Pre-Funded Warrants.

Ordinary Shares Outstanding Before This Offering	[*] Ordinary Shares

Ordinary Shares Outstanding Immediately After This Offering	[*] Ordinary Shares, assuming no sale of any Pre-Funded Units, and no exercise of the Common Warrants, or [*] Ordinary Shares, assuming no sale of any Pre-Funded Units and full exercise of the Common Warrants

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $[*] million, after deducting the underwriting discount, non-accountable expense allowance, and estimated offering expenses payable by us, and excluding the proceeds, if any, from the exercise of the Pre-Funded Warrants and Common Warrants in this offering.

We currently intend to use the net proceeds from the offering for working capital and general corporate purposes. See “Use of Proceeds” beginning on page 18.

Lock-up Agreements	Our directors, officers and holders of ten percent (10%) or more of our outstanding Ordinary Shares, will enter into customary “lock-up” agreements pursuant to which such persons and entities will agree, for a period of three months from the date of this prospectus, that they shall neither offer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the prior written consent of Joseph Stone Capital, LLC, subject to certain exceptions.

Risk Factors	See “Risk Factors” beginning on page 14 of this prospectus and other information included and incorporated by reference in this prospectus for a discussion of the risk factors you should consider carefully when making an investment decision.

Listing	Our Ordinary Shares are listed on Nasdaq under the symbol “GTEC.” There is no established trading market for the Pre-Funded Warrants or the Common Warrants, and we do not expect a trading market to develop. We do not intend to list the Pre-Funded Warrants or the Common Warrants on any securities exchange or other trading market.

Transfer Agent	Continental Stock Transfer& Trust Company

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should carefully consider the risks described below and those discussed under the section captioned “Risk Factors” contained in the November 2025 Quarterly Report, which are incorporated by reference in this prospectus, together with the information included in this prospectus and documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering. Our business, financial condition, results of operations or cash flow could be harmed as a result of these risks. In such event, the trading price of our Ordinary Shares and value of the Warrants could decline and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. Certain statements below are forward-looking statements.

Risks Related to this Offering

Sales of substantial amounts of our securities in the public market could depress the market price of our Ordinary Shares.

Our Ordinary Shares are listed on Nasdaq. If our shareholders sell substantial amounts of Ordinary Shares in the public market, including the Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants or the Common Warrants issued in this offering, or the market perceives that such sales may occur, the market price of our Ordinary Shares could fall and we may be unable to sell our securities in the future. An aggregate of [*]Ordinary Shares are outstanding before the consummation of this offering and [*] Ordinary Shares will be outstanding immediately after the consummation of this offering, assuming no sale of any Pre-Funded Units and no exercise of the Common Warrants included in the Units.

The Common Warrants will have a three-year term, will be immediately exercisable after issuance and have an initial exercise price of $[*] per share. The Common Warrants may also be exercised in whole or in part by means of a “zero price exercise,” in which the holder will be entitled to receive such number of Ordinary Shares equal to the number of Ordinary Shares that would be issuable upon exercise if such exercise were by means of a cash exercise rather than a zero price cashless exercise. As a result, holders of the Common Warrants may be issued a maximum of [*] Ordinary Shares upon the exercise of the Common Warrants by means of the “zero price exercise.”

Pursuant to the zero exercise price option, a maximum of [*] Ordinary Shares underlying the Common Warrants may be issued following the completion of this offering. Such substantial issuance of the Ordinary Shares could cause the price of our Ordinary Shares to decline.

Our Ordinary Shares may experience extreme price and volume fluctuations, which could lead to costly litigation for us and make an investment in us less appealing.

The market price of our Ordinary Shares may fluctuate substantially due to a variety of factors, including:

●	our business strategy and plans;

●	new regulatory pronouncements and changes in regulatory guidelines and timing of regulatory approvals;

●	general and industry-specific economic conditions;

●	variations in our quarterly financial and operating results, including the rate at which we incur negative cash flow in future periods;

●	changes in market valuations of other companies that operate in our business segments or in our industry;

●	lack of trading liquidity;

●	changes in accounting principles; and

●	general market conditions, economic and other external factors.

In addition, the stock market in general, and the market for shares of PRC-based issuers in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, such as recessions, interest rate changes, inflation, public health crises, geopolitical instability or disruptions in global supply chains, could cause the market price of our Ordinary Shares to decline materially, regardless of our actual operating performance or prospects. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their investment and may be unable to resell their shares at or above the price paid.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of the offering. We currently intend to use the net proceeds from the offering for working capital and general corporate purposes. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our Ordinary Shares.

If you purchase our securities in this offering, you may experience future dilution as a result of future equity offerings or other equity issuances.

In order to raise additional capital, we may offer and issue additional Ordinary Shares or other securities convertible into or exchangeable for our Ordinary Shares in the future. We are generally not restricted from issuing additional securities, including the Ordinary Shares or securities that are convertible into or exchangeable for the Ordinary Shares, or that represent the right to receive, the Ordinary Shares or substantially similar securities. The issuance of securities in future offerings may cause dilution to our shareholders, including investors in this offering. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Ordinary Shares or other securities convertible into or exchangeable for our Ordinary Shares in future transactions may be higher or lower than the price per share in this offering.

In addition, after this offering, we will have a significant number of Pre-Funded Warrants and Common Warrants outstanding. To the extent that such Pre-Funded Warrants or Common Warrants are exercised, you may experience dilution. Further, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

We do not currently intend to pay dividends on our Ordinary Shares in the foreseeable future, and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Ordinary Shares.

We do not anticipate paying any cash dividends to holders of our Ordinary Shares in the foreseeable future. Consequently, investors must rely on sales of their Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

The offering price of the Ordinary Units and the Pre-Funded Units may not be indicative of the value of our assets or the price at which shares can be resold. The offering price of the Ordinary Units and the Pre-Funded Units may not be an indication of our actual value.

The public offering price per Ordinary Unit and per Pre-Funded Unit will be determined based upon negotiations between the Company and the underwriters. Factors that may be taken into consideration include the trading volume of our Ordinary Shares prior to this offering, the historical prices at which the Ordinary Shares have recently traded, the history and prospects of our business, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering, and such other factors as we and the underwriters deem relevant. No assurance can be given that our Ordinary Shares can be resold at the public offering price for the Ordinary Units or the Pre-Funded Units.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our Ordinary Shares depend in part on research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price for the Ordinary Shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, the price of our Ordinary Shares may decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Ordinary Shares could decrease, which might cause our share price and trading volume to decline.

This offering may cause the trading price of our Ordinary Shares to decrease.

The price per Ordinary Unit and the price per Pre-Funded Unit, together with the number of Ordinary Shares, Pre-Funded Warrants and Common Warrants we propose to issue and ultimately will issue if this offering is completed, may result in an immediate decrease in the market price of our Ordinary Shares. This decrease may continue after the completion of this offering.

There is no established public trading market for the Warrants being offered in this offering, and we do not expect a market to develop for the Warrants.

There is no established public trading market for the Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Warrants on any national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the Warrants a will be limited. Further, the existence of the Warrants may act to reduce both the trading volume and the trading price of our Ordinary Shares.

We will not receive any meaningful amount of additional funds upon the exercise of the Warrants.

Each Pre-Funded Warrant will be exercisable until it is fully exercised and by means of payment of the nominal cash purchase price upon exercise or, at the holder’s option, no cash payment at all if a cashless exercise is elected. Accordingly, we will not receive any meaningful additional funds upon the exercise of the Pre-Funded Warrants.

Additionally, the Common Warrants will have a three-year term, will be immediately exercisable after issuance and have an initial exercise price of $[*] per share. The Common Warrants may also be exercised by means of a “zero price exercise,” in which the holder will be entitled to receive such number of Ordinary Shares equal to the number of Ordinary Shares that would be issuable upon exercise if such exercise were by means of a cash exercise rather than a zero price cashless exercise. As a result, holders of the Common Warrants may be issued a maximum of [*] Ordinary Shares upon the exercise of the Common Warrants by means of the “zero price exercise.”

As a result of the zero exercise price option, we do not expect to receive any cash proceeds from the exercise of the Common Warrants, because it is highly unlikely that holders of the Common Warrants would wish to pay an exercise price to receive one Ordinary Share when they could choose the zero price exercise option and pay no additional consideration to receive the share.

Except as otherwise set forth in the Warrants, holders of the Warrants will have no rights as holders of Ordinary Shares until such holders exercise their Warrants and acquire our Ordinary Shares.

Until holders of the Warrants exercise their warrants and acquire our Ordinary Shares, such holders will have no rights with respect to our Ordinary Shares underlying such Warrants, except as otherwise set forth in the Warrants. Upon exercise of the Warrants, the holders will be entitled to exercise the rights of a holder of Ordinary Shares only as to matters for which the record date occurs after the exercise date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “should,” “would,” “could,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly under “Risk Factors” on page 14 of this prospectus and the documents incorporated herein that we believe could cause actual results or events to differ materially from the forward-looking statements that we make.

While we believe we have identified material risks in the November 2025 Quarterly Report, which are incorporated by reference in this prospectus, together with the information included in this prospectus and the documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering, these risks and uncertainties are not exhaustive. Other sections of this prospectus and the documents incorporated herein by reference may describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. You should read this prospectus and any free writing prospectus and the documents that we have incorporated by reference to this prospectus and filed as exhibits to this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus in the case of forward-looking statements contained in this prospectus.

Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.. Therefore, you should not rely on any of the forward-looking statements. In addition, with respect to all of our forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Except as required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. You should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. Before deciding to purchase our securities, you should carefully consider the risk factors discussed and incorporated by reference in this prospectus and the documents incorporated herein.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us, will be approximately $[*] million (based on an assumed public offering price of $[*] per Ordinary Unit, which was the last reported sales price of our Ordinary Shares on Nasdaq on [*], and assuming that no Pre-Funded Units are offered in this offering and excluding proceeds from any Common Warrants). We intend to use the net proceeds from the offering to working capital and general corporate purposes.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot currently allocate specific percentages of the net proceeds to us from this offering that we may use for the purposes specified above. Our management will have broad discretion in the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not result in our being profitable or that increases our market value.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our share capital. We currently intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our Ordinary Shares in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, provisions of applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2025:

●	on an actual basis;

●	on an as adjusted basis to give effect to the issuance and sale of [*] Units by us in this offering, assuming no sale of the Pre-Funded Units and no exercise of the Common Warrants, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and notes included in the information incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of September 30, 2025
	Actual	As Adjusted
	US$(1)	US$(1)

Cash	3,942,129
Shareholders’ Equity:
Ordinary Shares (no par value, unlimited number of shares authorized, 17,394,226 shares issued outstanding as of September 30, 2025 and [●] shares outstanding on an as adjusted basis as of September 30, 2025)	-	-
Additional paid-in capital	34,423,805	[*]
Statutory reserves	3,842,331	3,842,331
Retained earnings	39,113,142	39,113,142
Accumulated other comprehensive loss	(1,958,966)	(1,958,966)
Total Shareholders’ Equity	75,420,312	[*]
Non-controlling interests	(5,568,325)	(5,568,325)
Total Equity	69,851,987	[*]
Total Capitalization	69,851,987	[*]

Notes:

(1)	Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this table are made at RMB[●] to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	The preceding table excludes 4,530,000 Ordinary Shares underlying the 4,530,000 investor warrants issued in a private placement closed in July 2022.

DESCRIPTION OF SHARES

The summary of general terms and provisions of our capital stock set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Amended and Restated Memorandum of Association and Articles of Association (the “Memorandum and Articles of Association”), which is included as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the SEC and incorporated by reference herein. For additional information, please read the Memorandum and Articles of Association and the applicable provisions of the British Virgin Islands Laws.

We are incorporated as a British Virgin Islands company limited by shares, and our affairs are governed by our memorandum and articles of association currently in effect (the “Memorandum and Articles of Association”) and the laws of the British Virgin Islands.

Our authorized shares consist of an unlimited number of shares, no par value per share, divided into the following classes:

(a)	Ordinary shares of no par value;

(b)	Class A preferred shares of no par value;

(c)	Class B preferred shares of no par value;

(d)	Class C preferred shares of no par value;

(e)	Class D preferred shares of no par value; and

(f)	Class E preferred shares of no par value.

In addition, we may by resolution of the board of directors, without shareholder consent, amend our Memorandum and Articles of Association to create new classes of preferred shares ranking pari passu with shares currently in issue, and fix the rights preferences and restrictions of such shares, as the directors of the board of directors in their sole discretion deem fit, which shares may be issued as one or more series.

As of the date of this prospectus, we have 17,394,226 ordinary shares outstanding, held of record by [●] shareholders. We currently have no preferred shares outstanding.

The following description summarizes the most important terms of our shares. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our Memorandum and Articles of Association.

Ordinary Shares

The holders of ordinary shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Holders of ordinary shares do not have any conversion, preemptive or other subscription rights and there will be no sinking fund provisions applicable to the ordinary shares, except that we will provide our public shareholders with the redemption rights set forth in our Memorandum and Articles of Association.

The rights, preferences and privileges of the holders of ordinary shares are subject to those of the holders of any preferred shares we may issue in the future.

Key Provisions of Our Memorandum and Articles of Association and British Virgin Islands Laws Affecting Our Ordinary Shares

The following are summaries of material terms and provisions of our Memorandum and Articles of Association and the BVI Business Companies Act 2004 (as amended), or the BVI Act, insofar as they relate to the material terms of our ordinary shares. This summary is not intended to be complete, and you should read the forms of our Memorandum and Articles of Association.

Voting Rights

Under the BVI Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members is maintained by our transfer agent, Continental Stock Transfer & Trust Company, which will enter the name of our shareholders in our register of members. If (a) information that is required to be entered in the register of shareholders is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of ours, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct us to pay all costs of the application and any damages the applicant may have sustained.

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every ordinary shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy will have one vote for each share held on all matters to be voted on by shareholders. Voting at any meeting of the ordinary shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.

There is nothing under the laws of the British Virgin Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, but cumulative voting for the election of directors is permitted only if expressly provided for in the memorandum or articles of association. We have not made provisions in our Memorandum and Articles of Association for cumulative voting for such elections.

Under British Virgin Islands laws, the voting rights of shareholders are regulated by our Memorandum and Articles of Association and, in certain circumstances, the BVI Act. Our Memorandum and Articles of Association govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless our Memorandum and Articles of Association otherwise provide, the requisite majority is usually a simple majority of votes cast.

Preemption Rights

British Virgin Islands laws do not make a distinction between public and private companies and some of the protections and safeguards (such as statutory preemption rights) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands laws. Whilst there are preemption rights applicable to the issuance of new shares under British Virgin Islands law, such rights only apply where expressly stated in a company’s memorandum and articles of association and our Memorandum and Articles of Association expressly disapplies the statutory preemption rights.

Liquidation Rights

As permitted by British Virgin Islands laws and our Memorandum and Articles of Association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if our assets are greater than our liabilities and we are able to pay our debts as they fall due.

Modification of Rights

As permitted by British Virgin Islands laws and our Memorandum and Articles of Association, the rights attached to the ordinary shares as specified in our Memorandum and Articles of Association may only be varied by a resolution passed at a meeting by the holders of more than 50% of the ordinary shares present at a duly convened and constituted meeting of the shareholders of the Company holding ordinary shares which were present at the meeting and voted unless otherwise provided by the terms of issue of such class.

Transfer of Shares

Subject to any applicable restrictions set forth in our Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her shares by a written instrument of transfer in the usual or common form or in any other form which our directors may approve.

Share Repurchase

As permitted by the BVI Act and our Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us.

Dividends

Subject to the BVI Act and our Memorandum and Articles of Association, directors may declare dividends at a time and amount they think fit if they are satisfied, on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. No dividend shall carry interest against us.

Board of Directors

We are managed by a board of directors (our “Board”) which currently consists of five directors. Our Memorandum and Articles of Association provide that the minimum number of directors shall be one and there shall be no maximum number of directors.

There are no share ownership qualifications for directors.

Meetings of our Board may be convened at any time deemed necessary by any of our directors.

A meeting of our Board will be quorate if at least a majority of the directors are present or represented by an alternate director. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.

Questions arising at a meeting of our Board are required to be decided by simple majority votes of the directors present or represented at the meeting. Our Board may also pass unanimous written resolutions without a meeting.

Staggered Board of Directors

Our Memorandum and Articles of Association provide for a staggered Board consisting of two classes of directors. Our directors are appointed by our shareholders and are subject to rotational retirement every two years. The initial terms of office of the Class I and Class II directors have been staggered over a period of two years to ensure that all directors of the company do not face reelection in the same year. However, the directors may by resolution appoint a replacement director to fill a casual vacancy arising on the resignation, disqualification or death of a director. The replacement director will then hold office until the next annual general meeting at which the director he replaces would have been subject to retirement by rotation. There is nothing under the laws of the British Virgin Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors. Our Memorandum and Articles of Association do not provide for cumulative voting for such elections.

Duties of Directors

British Virgin Islands law provides that each of our directors, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands laws provide that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands laws or the memorandum or articles of association of the company.

Interested Directors

The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to our Board. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by us or the director, so long as the director’s interest was disclosed to the Board prior to our entry into the transaction or was not required to be disclosed (for example where the transaction is between us and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by British Virgin Islands laws and our Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Meetings of Shareholders

If our shareholders want us to hold a shareholder meeting, they may requisition the directors to hold one upon the written request of shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Island laws, we may not increase the required percentage to call a meeting above 30%.

Subject to our Memorandum and Articles of Association, the director convening a meeting of members shall give not less than 10 nor more than 60 days’ written notice of such meeting to: (a) those members whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting; and (b) the other directors.

A meeting called by shorter notice than that mentioned above will be valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute a waiver in relation to all the shares which that shareholder holds.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote at the meeting. A quorum may be comprised of a single shareholder or proxy and then such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person is a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholders.

Protection of Minority Shareholders

Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. One protection under statutory law is that shareholders may bring an action to enforce the BVI Act or our Memorandum and Articles of Association. Shareholders are entitled to have our affairs conducted in accordance with the BVI Act and our Memorandum and Articles of Association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of our affairs by the majority or the Board. However, every shareholder is entitled to have our affairs conducted properly according to British Virgin Islands laws and our constituent documents. As such, if those who control the company have disregarded the requirements of applicable law or the provisions of our Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) a company is acting or proposing to act illegally or beyond the scope of its authority; (2) the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; (3) the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or; and (4) those who control the company are perpetrating a “fraud on the minority.”

Issuance of Additional Ordinary Shares

Our Memorandum and Articles of Association authorize our Board to issue additional ordinary shares from time to time as our Board shall determine, to the extent of available authorized but unissued shares.

Changes in Authorized Shares

We are authorized to issue an unlimited number of shares, which will have rights, privileges, restrictions and conditions attaching to them as the shares in issue. We may by resolution of directors or shareholders:

●	consolidate and divide all or any of our unissued authorized shares into shares of larger or smaller amount than our existing shares;

●	cancel any ordinary shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or

●	create new classes of shares with preferences to be determined by resolution of the Board to amend our Memorandum and Articles of Association to create new classes of shares with such preferences at the time of authorization, although any such new classes of shares, with the exception of the preferred shares, may only be created with prior shareholder approval.

Inspection of Books and Records

Under British Virgin Islands law shareholders of our ordinary shares are entitled, on giving written notice to us, to inspect and make copies or take extracts of our: (a) Memorandum and Articles of Association; (b) register of shareholders; (c) register of directors; and (d) minutes of meetings and resolutions of shareholders and those classes of shareholders of which he is a shareholder.

Subject to our Memorandum and Articles of Association, our directors may, if they are satisfied that it would be contrary to our interest to allow a shareholder to inspect any document, or part of a document as referenced in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where our directors exercise their powers in these circumstances, they shall notify the shareholder as soon as reasonably practicable.

Warrants

As of the date of this prospectus, we have 4,530,000 warrants outstanding, each exercisable to purchase one Ordinary Share of the Company at an exercise price of $4.49 per share until January 26, 2028, issued to an investor in July 2022

Transfer Agent

The transfer agent for our Ordinary Shares is Continental Stock Transfer& Trust Company, located at 1 State Street 30th Floor, New York, NY 10004-1561. Their telephone number is (212) 509-4000.

Listing

Our Ordinary Shares are listed on Nasdaq under the symbol “GTEC”.

DESCRIPTION OF THE SECURITIES WE ARE OFFERING

Units

We are offering [*] Ordinary Units based on an assumed public offering price of $[*] per Ordinary Unit and [*] Pre-Funded Units based on an assumed public offering price of $[*] per Pre-Funded Unit on a firm commitment basis. Each Ordinary Unit will consist of one Ordinary Share and two Common Warrants, each exercisable to purchase one Ordinary Share. Each Pre-Funded Unit will consist of one Pre-Funded Warrant and two Common Warrants, each exercisable to purchase one Ordinary Share. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Ordinary Shares or, if any, Pre-Funded Warrants, can each be purchased in this offering only with the accompanying Common Warrants as part of the Ordinary Units or Pre-Funded Units, but the components of the Units will be immediately separable and will be issued separately in this offering.

Ordinary Shares

The material terms and provisions of our Ordinary Shares are described under the caption “Description of Shares” in this prospectus.

Pre-Funded Warrants

The following is a brief summary of certain terms and conditions of the Pre-Funded Warrants being offered as components of the Pre-Funded Units in this offering. The following description is subject in all respects to the provisions contained in the Pre-Funded Warrants.

Term. The Pre-Funded Warrants will not expire until they are fully exercised.

Exercisability. The Pre-Funded Warrants are exercisable at any time until they are fully exercised. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and payment of the exercise price. No fractional shares will be issued in connection with the exercise of a Pre-Funded Warrant. The holder of the Pre-Funded Warrants may also satisfy its obligation to pay the exercise price through a “cashless exercise,” in which the holder receives the net value of the Pre-Funded Warrant in Ordinary Shares determined according to the formula set forth in the Pre-Funded Warrant.

Exercise Limitations. Under the terms of the Pre-Funded Warrants, the Company may not effect the exercise of any such warrant, and a holder will not be entitled to exercise any portion of any such warrant, if, upon giving effect to such exercise, the aggregate number of Ordinary Shares beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of Ordinary Shares would or could be aggregated with the holder’s for purposes of Section 13(d) or Section 16 of the Exchange Act) would exceed 4.99% (or, upon election of the holder, 9.99%) of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such warrant, which percentage may be increased or decreased at the holder’s election upon 61 days’ notice to the Company subject to the terms of such warrants, provided that such percentage may in no event exceed 9.99%.

Exercise Price. The exercise price of our Ordinary Shares purchasable upon the exercise of the Pre-Funded Warrants is $[●] per share. The exercise price of the Pre-Funded Warrants and the number of Ordinary Shares issuable upon exercise of the Pre-Funded Warrants is subject to appropriate adjustment in the event of certain share dividends and distributions, share subdivision, share combinations, reclassifications or similar events affecting our Ordinary Shares, as well as upon any distribution of assets, including cash, shares or other property, to our shareholders.

Transferability. Subject to applicable laws, the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

No Market for Warrants. There is no established public trading market for the Pre-Funded Warrants, and we do not expect a market to develop. We do not intend to apply to list the Pre-Funded Warrants on any securities exchange. Without an active market, the liquidity of the Pre-Funded Warrants will be limited.

Fundamental Transactions. Upon the consummation of a fundamental transaction (as described in the Pre-Funded Warrants, and generally including any reorganization, recapitalization or reclassification of our Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Ordinary Shares, or any person or group becoming the beneficial owner of 50% of the voting power of our outstanding Ordinary Shares), the holders of the Pre-Funded Warrants will be entitled to receive, upon exercise of the Pre-Funded Warrants, the kind and amount of securities, cash or other property that such holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the Pre-Funded Warrants.

No Rights as a Shareholder. Except by virtue of such holder’s ownership of Ordinary Shares, or as otherwise set forth in the Pre-Funded Warrants, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of our Ordinary Shares, including any voting rights, until such holder exercises the Pre-Funded Warrants.

Common Warrants

The following summary of certain terms and provisions of each of the Common Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the form of the Common Warrants, which were filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the applicable form of Common Warrants.

Exercise Price and Duration. The Common Warrants will have a three-year term, will be immediately exercisable upon issuance, and have an initial exercise price of $[*] per share.

If, at the time a holder exercises its Common Warrants, a registration statement registering the issuance of the Ordinary Shares underlying the Common Warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Ordinary Shares determined according to a formula set forth in the Common Warrant.

Whether or not an effective registration statement or prospectus is available, the Common Warrants may also be exercised in whole or in part by means of a “zero price exercise,” in which the holder will be entitled to receive such number of Ordinary Shares equal to the number of Ordinary Shares that would be issuable upon exercise of the Common Warrants if such exercise were by means of a cash exercise rather than a cashless exercise.

As a result of the zero price exercise option, we do not expect to receive any cash proceeds from the exercise of the Common Warrants, because it is highly unlikely that holders of Common Warrants would wish to pay an exercise price to receive one Ordinary Share when they could choose the zero exercise price option and pay no additional consideration to receive the share.

Exercise Limitation. A holder will not have the right to exercise any portion of the Common Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Common Warrants. However, any holder may increase or decrease such percentage (up to 9.99%), provided that any increase will not be effective until the 61st day after such election. It is the responsibility of the holder to determine whether any exercise would exceed the exercise limitation.

Transferability. Subject to applicable laws, the Common Warrants may be offered for sale, sold, transferred or assigned without our consent.

Absence of Trading Market. There is no established trading market for the Common Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Common Warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the Common Warrants will be limited.

Fundamental Transactions. In the event of a fundamental transaction, generally including any reorganization, recapitalization or reclassification of our Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation, merger, amalgamation or arrangement with or into another person, the acquisition of more than 50% of our outstanding Ordinary Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Ordinary Shares, the holder will have the right to receive, for each share of Ordinary Shares that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of the successor or acquiring corporation or of us if we are the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of shares for which the Common Warrant was exercisable immediately prior to such fundamental transaction. The holders of the Common Warrants may also require us to purchase the Common Warrants from the holders by paying to each holder an amount equal to the Black Scholes value of the remaining unexercised portion of the Common Warrants on the date of the fundamental transaction.

No Rights as a Shareholder. Except as otherwise provided in the Common Warrants or by virtue of such holder’s ownership of our Ordinary Shares, the holder of Common Warrants does not have the rights or privileges of a holder of our Ordinary Shares, including any voting rights, until the holder exercises the Common Warrant.

MATERIAL INCOME TAX CONSIDERATIONS

People’s Republic of China Taxation

We are a holding company incorporated in the British Virgin Islands and receive income by way of dividends paid to us from our subsidiaries, including our PRC subsidiaries. The Enterprise Income Tax Law of the PRC (the “EIT Law”) and its implementation rules provide that PRC-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Circular 82, which provides guidance on the determination of the tax residence status of a PRC-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although the Company does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a PRC-controlled offshore incorporated enterprise within the meaning of SAT Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Circular 82 to evaluate the tax residence status of the Company and its subsidiaries organized outside of China.

According to SAT Circular 82, a PRC-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, the records of the Company, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside China, same as our non-PRC subsidiaries. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that the Company and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Circular 82 were deemed applicable to us. As the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, however, we will continue to monitor our tax status.

If the PRC tax authorities determine that the Company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from any dividends we pay to our shareholders that are non- resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear, however, whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — Under the PRC EIT Law, we may be classified as a ‘Resident Enterprise’ of China. Any classification as such will likely result in unfavorable tax consequences to us and our non-PRC shareholders” on page 30 of the November 2025 Quarterly Report.

Provided that the Company is not deemed to be a PRC resident enterprise, holders of our Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that we should not be taxed under that bulletin.

Hong Kong Taxation

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between Hong Kong and the United States.

British Virgin Islands Taxation

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the British Virgin Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to British Virgin Islands income or corporation tax.

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax considerations arising from and relating to the acquisition, ownership and disposition of the Ordinary Shares acquired pursuant to this prospectus, the exercise, disposition, and lapse of the Common Warrants acquired pursuant to this prospectus, and the acquisition, ownership, and disposition of the Ordinary Shares received upon exercise of the Common Warrants (the “Warrant Shares”), the ownership, exercise and disposition of the Pre-Funded Warrants acquired pursuant to this prospectus and the Ordinary Shares received upon the exercise of the Pre-Funded Warrants. The Ordinary Shares, Common Warrants, Warrant Shares and Pre-funded Warrants may be referred to in this summary as the “securities.”

This discussion is limited to certain U.S. federal income tax considerations to beneficial owners of our securities who are initial purchasers of our Ordinary Shares and Warrants pursuant to this offering and hold our securities as capital assets within the meaning of Section 1221(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion assumes that the Ordinary Shares and Warrants are separate and that any distributions made (or deemed made) by us on the Ordinary Shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars. This discussion is a summary only and does not consider all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership and disposition of our securities by a prospective investor in light of its particular circumstances or that is subject to special rules under the U.S. federal income tax laws, including, but not limited to:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our securities as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our securities);

●	persons who acquired our securities pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our securities s through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our securities; or

●	persons holding our securities through a Trust.

The discussion set forth below is addressed only to U.S. Holders (defined below) that purchase our securities. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our securities.

Material Tax Consequences Applicable to U.S. Holders of Our Securities

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our securities. It is directed to U.S. Holders of our securities and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This brief description does not deal with all possible tax consequences relating to ownership and disposition of our securities or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders that hold securities as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of securities and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we believe we are not a PFIC under the current PFIC rules for the fiscal year ending December 31, 2025. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below under “- Dividends and Other Distributions” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

Application of PFIC Rules to the Warrants

The U.S. federal income tax treatment of the Warrants, including Common Warrants and Pre-Funded Warrants, under the PFIC rules is unclear. A Warrant (other than a Pre-Funded Warrant treated as Ordinary Share, as described below) generally will not be treated as stock of the Company for PFIC purposes. Therefore, an election to make a Qualified Electing Fund (“QEF”) Election or a Mark-to-Market Election with respect to the Ordinary Shares generally would not apply to the Warrants. This treatment may be altered if the U.S. Holder has a QEF election in place with respect to the Ordinary Shares. However, there is no assurance that the IRS will agree with this conclusion. U.S. Holders of Warrants are urged to consult their own tax advisors regarding the application of the PFIC rules to their Warrants.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our securities and the elections discussed above.

Allocation of Purchase Price

The purchase price for each Unit will be allocated between the components (a combination of an Ordinary Share or a Pre-Funded Warrant, and the Common Warrants) in proportion to their relative fair market values at the time such securities are purchased by the U.S. Holder. This allocation of the purchase price will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in each component of the combination. The U.S. Holder must make its own determination of such value based on all the relevant facts and circumstances. The price allocated to each component should constitute the holder’s initial tax basis in that component, respectively.

Treatment of Pre-Funded Warrants

Although it is not entirely free from doubt, we intend to take the position that the Pre-Funded Warrants should be treated as our Ordinary Shares for U.S. federal income tax purposes, and a U.S. Holder of Pre-Funded Warrants should generally be taxed in the same manner as a holder of Ordinary Shares, except as described in this section. Accordingly, no gain or loss should be recognized upon the exercise of a Pre-Funded Warrant, and upon exercise, the holding period of the Ordinary Shares received should include the holding period of the Pre-Funded Warrants. The tax basis of the Pre-Funded Warrant should carry over to the Ordinary Shares received upon exercise, increased by the nominal exercise price paid. However, such characterization is not binding on the IRS, and the IRS may treat the Pre-Funded Warrants as warrants to acquire Ordinary Shares, which could impact the amount and character of gain realized by a U.S. Holder. If the Pre-Funded Warrants are treated as warrants, the PFIC rules discussed above could apply differently. The balance of this discussion generally assumes that the characterization described above (as Ordinary Shares) is respected for U.S. federal income tax purposes.

Dividends and Other Distributions

As of the date of this prospectus, we have not issued dividends or other distributions on our Ordinary Shares. In the event that we do make distributions of cash or other property in the future, the following tax considerations will apply, subject to the PFIC rules discussed above. The gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the British Virgin Islands, clause (1) is satisfied due to the tax treaty and that the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and Nasdaq. Should you receive any distributions of cash or other property on our Ordinary Shares in the future, you are strongly encouraged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Disposition of our Securities

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a security equal to the difference between the amount realized (in U.S. dollars) for the securities and your tax basis (in U.S. dollars) in the securities. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the securities for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Exercise, Lapse, or Redemption of a Common Warrant

Except as discussed below with respect to the cashless exercise of a Common Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Common Warrant for cash. A U.S. Holder’s initial tax basis in an Ordinary Share received upon exercise of the Common Warrant generally will equal the sum of the U.S. Holder’s initial investment in the Common Warrant (that is, the portion of the U.S. Holder’s purchase price that is allocated to the Common Warrant, as described above under “Allocation of Purchase Price”) and the exercise price of such Common Warrant. A U.S. Holder’s holding period for an Ordinary Share received upon exercise of the Common Warrant will commence on the day following the date of exercise of the Common Warrant and will not include the period during which the U.S. Holder held the Common Warrant. If a Common Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Common Warrant.

The tax consequences of a cashless exercise of a Common Warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in our Ordinary Shares received generally would equal the U.S. Holder’s tax basis in the Common Warrants exercised therefor. If the cashless exercise were not a realization event, it is unclear whether a U.S. Holder’s holding period for our Ordinary Shares will commence on the date of exercise of the Common Warrant or the day following the date of exercise of the Common Warrant. If the cashless exercise were treated as a recapitalization, the holding period of our Ordinary Shares would include the holding period of the Common Warrants exercised therefore. It is also possible that a cashless exercise could be treated in whole or in part as a taxable exchange in which gain or loss would be recognized.

Alternative characterizations are also possible. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise, especially in light of the PFIC rules.

Possible Constructive Distributions

Depending on the circumstances, certain adjustments to the Warrants (including the Common Warrants and Pre-Funded Warrants) may be treated as constructive distributions. An adjustment which has the effect of preventing dilution pursuant to a bona fide reasonable adjustment formula generally is not taxable. The U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the Warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price) as a result of a taxable distribution of cash or other property to the holders of our Ordinary Shares. Any such constructive distribution would generally be subject to tax as described under “Dividends and Other Distributions” above in the same manner as if the U.S. Holders of the Warrants received a cash distribution from us equal to the fair market value of such increased interest resulting from the adjustment.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange, or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

Transfer Reporting Requirements

A U.S. Holder (including a U.S. tax-exempt entity) that transfers cash in exchange for equity of a newly created non-U.S. corporation may be required to file IRS Form 926 or a similar form with the IRS if (i) such person owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of the corporation or (ii) if the transferred cash, when aggregated with all transfers made by such person (or any related person) within the preceding 12 month period, exceeds US$100,000. U.S. Holders should consult their tax advisors regarding the applicability of this requirement to their acquisition of our securities.

UNDERWRITING

Joseph Stone Capital, LLC is acting as representative of the underwriters. Subject to the terms and conditions of an underwriting agreement between us and the representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of Ordinary Units and Pre-Funded Units listed next to its name in the following table:

Underwriter	Number of Ordinary Units	Number of Pre-Funded Units
Joseph Stone Capital, LLC
Total

The underwriters are committed to purchase all the Units offered by us, if they purchase any Units. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the Units, Ordinary Shares, and Warrants subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Reimbursement

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us.

	Per Ordinary Unit	Per Pre-Funded Unit
Public offering price	$	$
Underwriting discount (4%)	$	$
Non-accountable expense allowance (1%)(1)	$	$
Proceeds, before expenses, to us	$	$

(1) We have agreed to pay a non-accountable expense allowance to the underwriters equal to 1.0% of the gross proceeds received in this offering.

The underwriters propose to offer the Units to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the Units to other securities dealers at such price less a concession not in excess of $            per Unit. If all of the Units offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

We have also agreed to pay up to $180,000 of the underwriters’ actual expenses relating to the offering, including legal expenses.

We estimate that the total expenses of the offering payable by us, excluding the discount and non-accountable expense allowance, will be approximately $               .

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to “lock-up” agreements, our executive officers and directors and shareholders holding at least 10% of our outstanding Ordinary Shares have agreed, subject to certain exceptions, without the prior written consent of the representative not to directly or indirectly offer to sell, sell, pledge or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our Ordinary Shares, or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our Ordinary Shares, for a period of three months from the date of this prospectus.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The underwriters may agree to allocate a number of securities to underwriter and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Ordinary Shares. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our Ordinary Shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which may receive customary fees.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

Certain legal matters with respect to British Virgin Island laws in connection with the validity of the securities being offered by this prospectus and other legal matters will be passed upon for us by Ogier. Certain legal matters with respect to PRC laws in connection with this offering will be passed upon for us by Zhejiang T&C Law Firm. Certain legal matters with respect to United States federal securities law and New York law in connection with this offering will be passed upon for us by Hunter Taubman Fischer & Li LLC. Sichenzia Ross Ference Carmel LLP, New York, New York, is acting as counsel with respect to New York state and United States federal law for the underwriter.

EXPERTS

The financial statements incorporated by reference in this prospectus as of and for the fiscal year ended December 31, 2024 have been audited by Enrome LLP, an independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The office of Enrome LLP is located at 143 Cecil Street #19-03/04, GB Building, Singapore 069542.

The financial statements incorporated by reference in this prospectus as of and for the fiscal year ended December 31, 2023 have been audited by WWC, P.C., an independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The SEC file number for the documents incorporated by reference in this prospectus is 001-38605. The documents incorporated by reference into this prospectus contain important information that you should read about us.

The following documents are incorporated by reference into this document:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 26, 2025;

●	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, filed with the SEC on May 15, 2025, August 13, 2025 and November 7, 2025, respectively;

●	our Current Reports on Form 8-K (other than portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits accompanying such reports that relate to such items) filed with the SEC on May 15, 2025, April 23, 2025, and April 18, 2025; and

●	The description of our Ordinary Shares, no par value per share, contained under Exhibit 4.1 to our annual report on Form 10-K for the year ended December 31, 2020 (File No. 001-38605), including all amendments and reports updating that description.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement and all documents that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

The information about us contained in this registration statement should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at:

Greenland Technologies Holding Corporation

50 Millstone Road, Building 400 Suite 130

East Windsor, NJ 08512

United States

Attention: Raymond Wang

Phone: 1 (888) 827-4832

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the SEC a registration statement under the Securities Act for the securities offered by this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our securities, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

We file periodic reports and current reports under the Exchange Act, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and other information with the SEC. These periodic reports and other information are available on the website of the SEC referred to above.

We make available free of charge on or through our internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information found on our website, https://ir.gtec-tech.com, other than as specifically incorporated by reference in this prospectus, is not part of this prospectus.

GREENLAND TECHNOLOGIES HOLDING CORPORATION

[*] Ordinary Units, with each Ordinary Unit consisting of one Ordinary Share and two Common Warrants, each exercisable to purchase one Ordinary Share

[*] Pre-Funded Units, with each Pre-Funded Unit consisting of one Pre-Funded Warrant to purchase one Ordinary Share, and two Common Warrants, each exercisable to purchase one Ordinary Share

[*] Ordinary Shares included in the Ordinary Units

[*] Pre-Funded Warrants included in the Pre-Funded Units

Up to [*] Ordinary Shares Underlying the Pre-Funded Warrants

Up to [*] Ordinary Shares Underlying the Common Warrants

Prospectus dated       , 2026

Joseph Stone Capital, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses payable by the registrant expected to be incurred in connection with the sale and distribution of the securities being registered hereby (other than the underwriting discount and a non-accountable expense allowance equal to 1.0% of the gross proceeds raised in this offering). All of such costs and expenses are estimates, except for the SEC registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

	Amount
SEC registration fee	$	*
FINRA filing fee	$	*
Accountant’s fees and expenses		$50,000
Legal fees and expenses		$160,000
Transfer agent’s fees and expenses		$10,000
Printing fees and expenses		$5,000
Miscellaneous		$10,000
Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Our Memorandum and Articles of Association provide that, subject to certain limitations, the Company shall indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of our Memorandum and Articles of Association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

The Company has entered into agreements that provide contractual indemnification with its directors and executive officers, in addition to the indemnification provided for in its Memorandum and Articles of Association, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, we did not have sales of unregistered securities.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index List below, which is incorporated by reference herein.

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement
3.1	Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form S-1 (File Number: 333-226001), as amended, initially filed with the Securities and Exchange Commission on June 29, 2018)
3.2	Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form S-1 (File Number: 333-226001), as amended, initially filed with the Securities and Exchange Commission on June 29, 2018)
3.3	Second Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.1 to the current report on Form 8-K (File Number: 001-38605), as amended, initially filed with the Securities and Exchange Commission on July 30, 2018)
3.4	Amended and Restated Memorandum and Articles of Association, effective on October 24, 2019 (incorporated herein by reference to Exhibit 3.1 to the current report on Form 8-K (File Number: 001-38605), as amended, initially filed with the Securities and Exchange Commission on October 30, 2019)
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 4.1 to the annual report on Form 10-K (File Number: 001-38605), as amended, initially filed with the Securities and Exchange Commission on April 3, 2020)
4.2*	Form of Pre-Funded Warrant
4.3*	Form of Common Warrant
5.1*	Form of Opinion of Ogier
5.2*	Form of Opinion of Hunter Taubman Fischer & Li LLC as to the enforceability of the Warrants
10.1	Registration Rights Agreement, dated as of July 12, 2019, by and among the Company, Greenland Asset Management Corporation, in the capacity as the Purchaser Representative, and Cenntro Holding Limited (incorporated herein by reference to Exhibit 10.2 to the current report on Form 8-K (File Number: 001-38605) filed with the Securities and Exchange Commission on July 12, 2019)
10.2	Non-Competition and Non-Solicitation Agreement, dated as of July 12, 2019, executed and delivered by Cenntro Holding Limited in favor of and for the benefit of the Company, Zhongchai Holding (Hong Kong) Limited and each of Greenland Acquisition Corporation’s and/or Zhongchai Holding (Hong Kong) Limited Purchaser’s respective present and future affiliates, successors and direct and indirect subsidiaries (incorporated herein by reference to Exhibit 10.4 to the current report on Form 8-K (File Number: 001-38605) filed with the Securities and Exchange Commission on July 12, 2019)
10.3	Employment Agreement, dated October 24, 2019 by and between the Company and Raymond Z. Wang (incorporated herein by reference to Exhibit 10.1 to the current report on Form 8-K (File Number: 001-38605) filed with the Securities and Exchange Commission on October 30, 2019)
10.4	Extension Agreement entered into by and between the Company and Cenntro Holdings Limited dated November 21, 2020 (incorporated herein by reference to Exhibit 10.1 to the periodic report on Form 10-Q (File Number: 001-38605) filed with the Securities and Exchange Commission on November 23, 2020)
10.5*	Lease Agreement dated April 1, 2021 by and between SFA 50 Millstone Road, LLC and Greenland Technologies Corp., as amended
10.6	At the Market Offering Agreement by and between Greenland Technologies Holding Corporation and H.C. Wainwright & Co., LLC, dated November 19, 2021 (incorporated herein by reference to Exhibit 10.1 to the current report on Form 8-K (File Number: 001-38605) filed with the Securities and Exchange Commission on November 22, 2021)
21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the annual report on Form 10-K (File Number: 001-38605) filed with the Securities and Exchange Commission on April 16, 2024)
23.1**	Consent of WWC P.C., independent registered public accounting firm
23.2**	Consent of Enrome LLP, independent registered public accounting firm
23.2**	Consent of Ogier (included in Exhibit 5.1)
23.3**	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)
23.4**	Consent of Zhejiang T&C Law Firm (included in Exhibit 99.1)
24.1**	Power of Attorney (included on the signature pages)
99.1*	Form of Opinion of Zhejiang T&C Law Firm regarding certain PRC legal matters
107**	Filing Fee Table

*	Filed herewith.

**	To be filed by amendment.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of East Windsor, in the State of New Jersey, on [*], 2025.

GREENLAND TECHNOLOGIES HOLDING CORPORATION

By:
Name:	Raymond Z. Wang
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Raymond Z. Wang and Chenyang Wang and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in their capacities and on the dates indicated.

Signatures	Title	Date

	Chief Executive Officer and President	[●], 2025
Raymond Z. Wang	(Principal Executive Officer)

	Acting Chief Financial Officer	[●], 2025
Chenyang Wang	(Principal Financial Officer and Principal Accounting Officer)

	Chairman of the Board and Director	[●], 2025
Peter Zuguang Wang

	Director	[●], 2025
Zheng He

	Director	[●], 2025
Ming Zhao

	Director	[●], 2025
Charles Athle Nelson

	Director	[●], 2025
Frank Shen